Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	2007	2006	2005	2004	2003
Earnings (loss) from continuing operations before taxes on income	87,177	108,341	53,044	28,647	(8,544)
Add:
Interest expense	30,710	29,120	29,045	45,863	48,172
Rental expense factor [1]	5,452	6,102	5,590	5,409	4,564
Discount and loan expense amortization	593	578	471	3,075	3,757
Earnings available for fixed charges	123,932	144,141	88,150	82,994	47,949
Fixed charges:
Interest expense	30,710	29,120	29,045	45,863	48,172
Capitalized interest	—	—	—	383	2,907
Rental expense factor [1]	5,452	6,102	5,590	5,409	4,564
Discount and loan expense amortization	593	578	471	3,075	3,757
Total fixed charges	36,755	35,800	35,106	54,730	59,400
Ratio of earnings to fixed charges	3.4	4.0	2.5	1.5	0.8

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for 2003 is $11,451.

Certain 2003-2006 amounts have been reclassified to conform to the 2007 presentation.